As filed with the Securities and Exchange Commission on April 8, 2011	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
__________
NetQin Mobile Inc.
(Exact name of issuer of deposited securities as specified in its charter)
__________
Not Applicable
(Translation of issuer’s name into English)
__________
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
___________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York  10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
__________
Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, NY  10017
(212) 750-6474

(Address, including zip code, and telephone number, including area code, of agent for service)
___________________________
Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong (852) 3740-4700	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom (44) 20 7532-1400
___________________________
It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
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CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing the right to receive five Class A common shares of NetQin Mobile Inc.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$580.50
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.

2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 21 and 22 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10 Reverse of Receipt – Article 23

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 18 and 19

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

Required Information	Location in Form of Receipt Filed Herewith as Prospectus

(b) Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article 12

       NetQin Mobile Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 8, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A common shares, par value US$0.0001 per share, of NetQin Mobile Inc.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Christopher Konopelko
	Name: Title:	Christopher Konopelko Vice President

By:	/s/ Michael Curran
	Name: Title:	Michael Curran Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, NetQin Mobile Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People's Republic of China, on April 8, 2011.

NetQin Mobile Inc.

By:	/s/ Henry Yu Lin
	Name: Title:	Henry Yu Lin Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Henry Yu Lin and Vincent Wenyong Shi his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the following persons in the following capacities on April 8, 2011.

Signature	Title

/s/ Henry Yu Lin	Chairman of the Board of Directors and Chief Executive Officer
Name: Henry Yu Lin	(principal executive officer)

/s/ Suhai Ji	Chief Financial Officer
Name: Suhai Ji	(principal accounting and financial officer)

/s/ James Ding	Director
Name: James Ding

/s/ Jun Zhang	Independent Director
Name: Jun Zhang

/s/ Weiguo Zhao	Director
Name: Weiguo Zhao

/s/ Xu Zhou	Director
Name: Xu Zhou

/s/ Vincent Wenyong Shi	Director
Name: Vincent Wenyong Shi

/s/ Ying Han		Independent Director
Name: Ying Han

/s/ Kate Ledyard		Authorized U.S. Representative
Name: Title:	Kate Ledyard Manager Law Debenture Corporate Services Inc.	On behalf of Law Debenture Corporate Services Inc.

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement

(d)	Opinion of White & Case LLP, counsel to the Depositary